

10031585

AB 7/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC Mail Processing Section
JUL 21 2010
Washington, DC
110

SEC FILE NUMBER
8- 45490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2009 (MM/DD/YY) AND ENDING May 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodington & Company.

OFFICIAL USE ONLY
31353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street Suite 630
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington 415-391-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle Suite 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 7/28

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bodington & Company as of May 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bodington & Company

Financial Statements

and Supplemental Information

Year ended May 31, 2010

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

Board of Directors
Bodington & Company

We have audited the accompanying statement of financial condition of Bodington & Company, as of May 31, 2010, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Bodington & Company. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2010, and the results of its operations and the changes in its stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
July 12, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Bodington & Company
Statement of Financial Condition
May 31, 2010

Assets

Current assets	
Cash and cash equivalents	$ 25,204
Accounts receivable	72,891
Prepaid expenses and other current assets	2,901
Total current assets	100,996
Furniture and equipment, at cost	39,006
Less accumulated depreciation	(39,006)
	-
Total assets	$ 100,996

Liabilities and Stockholder's Equity

Current liabilities	
Accounts payable	$ 1,473
Income taxes payable, deferred	18,000
Total current liabilities	19,473
Stockholder's equity	
Common stock, not par value, 100 shares authorized, 15 shares issued and outstanding	45,000
Retained earnings	36,523
Total stockholder's equity	81,523
Total liabilities and stockholder's equity	$ 100,996

See accompanying notes

Bodington & Company
Statement of Operations
Year ended May 31, 2010

Revenues	
Commissions, fees and expense reimbursements	$ 465,800
Other income	816
Total revenues	466,616
Expenses	
Salaries	303,000
Retirement plan	49,000
Employee benefits	21,520
Payroll taxes	11,246
Consultants and outside services	52,521
Rent	19,647
Office supplies and expenses	5,336
Telephone	5,139
Subscriptions	5,205
Accounting	7,256
Regulatory fees	1,087
Insurance	602
Travel and other	23,096
Total expenses	504,655
Loss before taxes	(38,039)
Taxes on income	(9,200)
Net loss	$ (28,839)

See accompanying notes.

Bodington & Company
Statement of Stockholder's Equity
Year ended May 31, 2010

	Common stock		Retained earnings	Total stockholder's equity
	Shares	Amount		
Balances, May 31, 2009	15	$ 45,000	$ 65,362	$ 110,362
Net loss	-	-	(28,839)	(28,839)
Balances, May 31, 2010	15	$ 45,000	$ 36,523	$ 81,523

See accompanying notes.

Bodington & Company
Statement of Cash Flows
Year ended May 31, 2010

Cash flows from operating activities		
Net loss	$	(28,839)
Adjustments to reconcile net loss to net cash provided by operating activities		
Deferred income taxes		(10,000)
Decrease in accounts receivable		39,275
Decrease is securities owned		6,333
Increase in prepaid expenses		(508)
Decrease in accounts payable		(6,013)
Net cash provided by operating activities		248
Net increase in cash and cash equivalents		248
Cash and cash equivalents, beginning of year		24,956
Cash and cash equivalents, end of year	$	25,204
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

See accompanying notes.

Bodington & Company
Notes to Financial Statements
May 31, 2010

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July 1996. The Company provides management consulting and investment advisory services to small and middle market power projects and power generation facilities located primarily in the United States.

The Company is registered as a broker-dealer with the Securities Exchange Commission and a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At May 31, 2010, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting. Deferred income taxes are provided on the temporary differences between accrual and cash basis income.

In July, 2006, the Financial Accounting Standards Board (FASB) issued

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2010

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
Interpretation No. 48, *Accounting for Uncertainty in Income taxes* ("FIN 48"). FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, *Accounting for Income Taxes.* Under FIN 48, an entity would recognize the benefit from a tax position only if it is more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how an entity would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when an entity should record interest and penalties related to tax positions and how the interest and penalties may be classified within the statement of operations and presented on the statement of financial condition. FIN 48 is effective for fiscal years beginning after December 15, 2008. Differences between the amounts recognized in the statement of operations prior to and after the adoption of FIN 48 would be accounted for as a cumulative effect adjustment to the beginning balance of net assets. The amount that taxing authorities ultimately sustain for individual or aggregate uncertain tax positions could differ from the amount recognized herein. Management of the Company evaluates all positions taken on income tax returns and does not believe that any current positions are subject to adjustments herein under FIN 48.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the declining balance method over estimated useful lives of from five to seven years. The Company generally capitalized individual purchases of $1,000 or more.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2010

Note 1 - Summary of significant accounting policies (continued)

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2010.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Recent accounting pronouncements
In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165). SFAS 165 establishes general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. SFAS 165 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. SFAS 165 was effective for fiscal periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Company's disclosures.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (SFAS 168), a replacement of FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The codification is not intended to change GAAP and will have no impact on the Company's financial statements. However, since the Codification completely supersedes existing accounting standards, it will affect the way authoritative accounting pronouncements are referenced in future financial statements.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2010

Note 2 - Securities owned

Investments in the statement of financial condition at May 31, 2009 consisted of 300 common shares of NASDAQ Stock Market, Inc. The shares were stated at market value (cost of $3,300). The shares were sold in September 2009.

Note 3 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2010:

Current	
State	$ 800
Federal	-
	800
Deferred	
State	(2,000)
Federal	(8,000)
	(10,000)
Total	$ (9,200)

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences.

At May 31, 2010 the Company had a federal and California net operating loss carryforward of approximately $22,000 that was used to reduce its deferred tax liability.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2010

Note 4 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments. Future minimum payments by fiscal year required under the operating lease consist of the following at May 31, 2010:

2011	$14,880
2012	14,587
2013	14,587
2014	1,216
	$45,270

Rent expense for the year ended May 31, 2010 was $19,647, and included certain operating charges passed through to the Company by the lessor.

Note 5 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $49,000 were paid for the plan for the year ended May 31, 2010.

Note 6 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2010, the Company had net capital, as defined under the Rule, of $23,731, which exceeded the minimum requirement of $5,000 by $18,731. The Company's aggregate indebtedness, as defined under the Rule, was 6% of its net capital.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2010

Note 7 - Concentrations

Revenue from contracts with three customers comprised 68% of total revenues for the year ended May 31, 2010.

Note 8 - Subsequent events

In accordance with SFAS No. 165, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through July 12, 2010, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since May 31, 2010 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Bodington & Company
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended May 31, 2010

Balance, May 31, 2009	$ -
Increases (decreases)	-
Balance, May 31, 2010	$ -

Bodington & Company
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2010

Net Capital		
Total stockholder's equity		$ 81,523
Non allowable assets		
Accounts receivable	(72,891)	
Prepaid expenses and other current assets	(2,901)	
Total non allowable assets		(75,792)
Other credits – deferred taxes		18,000
Net capital		$ 23,731
Total aggregate indebtedness		$ 1,473
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 98
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 18,731
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 23,584
Percentage of aggregate indebtedness to net capital		6%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2010

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2010)

Net capital as reported	$17,718
Audit adjustment to accounts payable	6,013
Net capital as reported herein	$23,731

Aggregate indebtedness as reported	$22,186
Reduce aggregate indebtedness by deferred tax balance - pre-audit	(14,700)
Audit adjustment to accounts payable	(6,013)
Aggregated indebtedness as reported herein	$1,473

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Members
Bodington & Company

We have audited the financial statements of Bodington & Company for the year ended May 31, 2010, and have issued our report thereon dated July 12, 2010. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Bodington & Company, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at May 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
July 12, 2010

Bodington & Company
Financial Statements
and Supplemental Information
Year ended May 31, 2010
with
Reports of Independent Auditors

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